
WOODSIDE
AUSTRALIAN ENERGY

03 JUN -4 AM 7:21

16 May 2003


03022523

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in to North West Shelf Venture and CNOOC formalising acquisition agreements, lodged with the Australian Stock Exchange on 16 May2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
JUN 19 2003
THOMSON FINANCIAL



NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Friday, 16 May 2003
7:00am (WST)

NORTH WEST SHELF VENTURE-CNOOC FORMALISE ACQUISITION AGREEMENTS

The North West Shelf Venture participants and CNOOC Limited have formalised agreements that provide for CNOOC subsidiary CNOOC NWS Private Ltd. to acquire an interest in NWS Venture titles and to secure rights to use NWS Venture infrastructure to process gas.

The agreements give effect to the key terms agreed with CNOOC and announced on 21 October 2002.

A new joint venture to supply China's Guangdong's LNG project is being established within the overall North West Shelf project. It is called the China LNG Joint Venture. CNOOC will hold a 25% share in the China LNG Joint Venture, with each of the existing NWS Venture participants taking 12.5%.

Subject to anticipated completion of regulatory and other approvals later this year, CNOOC will pay each of the current NWS Venture participants about US$58 million for approximately a 5.3% interest in the gas in NWS Venture titles.

The North West Shelf Venture and CNOOC have also signed agreements that give CNOOC rights to use NWS Venture infrastructure to produce and process gas and associated liquids from its acquired gas resources. CNOOC will pay a tariff to the NWS Venture participants for these rights.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES
Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager
W: (08) 9348 4281 M: (0419) 588 166

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: (0439) 691 592